

03037414

October 30, 2003

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - Fifth Street, N.W.
Washington, D.C.
U.S.A.   20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-3358

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the three months ended August 31st, 2003 for your public files.

If you have any questions regarding the above, please do not hesitate to give me a call.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: Shaun A. Drake

SAD/cd

Encls.



Form 51-901F

03 NOV 17 AM 7: 21

BRITISH COLUMBIA SECURITIES COMMISSION

CONTINENTAL PRECIOUS MINERALS INC.

Issuer Details

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
CONTINENTAL PRECIOUS MINERALS INC.	August 31, 2003	October 20, 2003

ISSUER ADDRESS				
56 TEMPERANCE STREET, 4TH FLOOR				

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
EDWARD GODIN	DIRECTOR	(905) 276-1508

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N.A.	N.A.

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"EDWARD GODIN"	"EDWARD GODIN"	October 20, 2003

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"PATRICIA SHEAHAN"	"PATRICIA SHEAHAN"	October 20, 2003

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STEWART JACKSON"	"STEWART JACKSON"	October 20, 2003

Continental Precious Minerals Inc.

Consolidated Balance Sheets
(Prepared By Management)

	August 31, 2003 (Unaudited)	May 31, 2003 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 382,449	$ 188,375
Marketable securities	94,683	337,620
Accounts receivable	2,408	2,669
Income taxes recoverable	105,002	105,002
	584,542	633,666
Investments	139,680	167,059
Resource properties	1	1
	$ 724,223	$ 800,726
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 35,720	$ 44,066
Shareholders' equity		
Authorized		
Unlimited number of Class A preference shares, issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance		
Unlimited number of Common shares		
Issued (5,796,513 common shares)	4,293,379	4,293,379
Deficit	(3,604,876)	(3,536,719)
	688,503	756,660
	$ 724,223	$ 800,726

Responsibility for Financial Statements

The accompanying financial statements for Continental Precious Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2003 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Continental Precious Minerals Inc.

Consolidated Statements of Operations and Deficit
(Prepared By Management - Unaudited)

	Three Months Ended August 31,	
	2003	2002
Revenue		
Interest income	$ 492	$ 1,151
Gain on sale of investments	34,987	-
	35,479	1,151
Expenses		
Write-down of marketable securities	27,111	51,420
Management salaries and benefits	30,000	30,000
Travel and business development	9,388	5,291
Office and general	4,439	4,534
Expense allowance	4,500	4,500
Transfer agent fees	819	1,036
Share of loss (income) of Ekwan Technology Corporation	27,379	(3,623)
	103,636	93,158
Net loss for the period	(68,157)	(92,007)
Deficit, beginning of period	(3,536,719)	(3,160,787)
Deficit, end of period	$ (3,604,876)	$ (3,252,794)

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows
(Prepared By Management - Unaudited)

	Three Months Ended August 31,	
	2003	2002
Cash provided by (used in)		
OPERATING ACTIVITIES		
Net loss for the period	$ (68,157)	$ (92,007)
Adjustments to reconcile net loss to net cash provided by operating activities		
Gain on sale of securities	(34,987)	-
Share of loss (income) of Ekwan Technology Corporation	27,379	(3,623)
Write-down of marketable securities	27,111	51,420
Changes in non-cash working capital balances		
Accounts receivable	261	(657)
Accounts payable and accrued liabilities	(8,346)	490
	(56,739)	(44,377)
INVESTING ACTIVITIES		
Proceeds from the sale of marketable securities, net of purchases	250,813	-
Change in cash and cash equivalents during the period	194,074	(44,377)
Cash and cash equivalents, beginning of period	188,375	638,490
Cash and cash equivalents, end of period	$ 382,449	$ 594,113

Continental Precious Minerals Inc.
Notes to Consolidated Financial Statements
(Prepared By Management - Unaudited)
For the Three Months Ended August 31, 2003

1. Summary of Significant Accounting Policies

   The management of Continental Precious Minerals Inc. (the "Company") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements. These statements should be read in conjunction with the audited financial statements for the year ended May 31, 2003.

   The disclosures in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

   In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended August 31, 2003 are not indicative of the results that may be expected for the full year ending May 31, 2004.

   These statements follow the same accounting policies and methods as the May 31, 2003 audited consolidated financial statements.

2. Stock Option Plan

   The following stock options were outstanding as of August 31, 2003:

Number of shares	Expiry Date	Exercise Price ($)
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
216,427	December 9, 2007	0.10
480,736		

   There was no stock option activity during the three months ended August 31, 2003.

3. Basic and fully diluted loss per share

   The following table sets forth the computation of basic and fully diluted loss per share:

	2003	2002
Loss per share, basic	$ (0.01)	$ (0.02)
Loss per share, fully diluted	$ (0.01)	$ (0.02)
Numerator of basic and fully diluted loss per share:		
Loss for the period	(68,157)	(92,007)
Denominators:		
Weighted average number of common shares	5,796,513	5,796,513
Weighted average number of fully diluted		
common shares	5,796,513	5,796,513

Continental Precious Minerals Inc.
Notes to Consolidated Financial Statements
(Prepared By Management - Unaudited)
For the Three Months Ended August 31, 2003

4. Income taxes

The Company's provision for income taxes is summarized as follows:

| | Three Months Ended August 31, | |
	2003	2002
Net loss for the period	$ (68,157)	$ (92,007)
Expected income taxes recoverable at statutory rates	(25,757)	(35,533)
Estimated taxable temporary differences valuation allowance	25,757	35,533
Provision for income taxes	$ -	$ -

Estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2003 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

Continental Precious Minerals Inc.
Notes to Consolidated Financial Statements
(Prepared By Management - Unaudited)
For the Three Months Ended August 31, 2003

As of October 15, 2003, the following items were outstanding:

i) 5,796,513 common shares

ii) Stock options

Number of shares	Expiry Date	Exercise Price $
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
216,427	December 9, 2007	0.10
480,736		

1. Analysis of expenses

    See the allocation in the unaudited Consolidated Statements of Operations and Deficit for the three months ended August 31, 2003

2. Analysis of related party transactions

    None

3. Summary of securities issued and options granted during the year

    (a) Summary of securities issued during the year

    None

    

    (b) Summary of options granted during the year

    None

4. Summary of securities as at the end of the reporting period

    (a) Description of share capital

    Unlimited number of Class A Preference share
    Unlimited number of Common shares

    (b) Number and recorded value of share capital

    5,796,513 common shares valued at $4,293,379

    (c) Summary of options and warrants at period end

    Options

    See Note 2 in the August 31, 2003 Consolidated Financial Statements (unaudited)

    Warrants

    None

    (d) Number of shares in each class of shares subject to escrow or pooling agreements

    None

5. List of names of the directors and officers

    Edward Godin - President, CEO, Secretary-Treasurer and Director
    Patricia Sheahan - Director
    Stewart Jackson - Director
    J. Allan Ringler - assistant Secretary and CFO
    George Duguay - Assistant Treasurer

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

AUGUST 31, 2003

DESCRIPTION OF BUSINESS

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

OPERATIONS

In recent years the Company has concentrated on investing in portfolio investments in mining companies. More recently, the Company has altered its investment patterns by investing in Ekwan Technology Corporation ("Ekwan").

Ekwan is involved in the development of hyperspectral profiling surface units for the mining industry which allow the user to profile surface mineral concentrations based on the analysis of reflective light. To date, Ekwan has not earned significant revenues and is considered to be in the development stage. At this time, Ekwan requires financing to continue operations.

LIQUIDITY AND SOLVENCY

These remarks should be read in conjunction with the unaudited consolidated financial statements for the period ended August 31, 2003 and the audited May 31, 2003 consolidated financial statements.

The Company has no operations and the Company's only source of income in the current year has been revenue in the amount of $35,479 (2002 - $1,151). The largest part of this revenue has been derived from the trading of marketable securities - this amounted to $34,987. The remaining portion of $492 was interest income. Expenses for the three months ended August 31, 2003 totaled $103,636, which includes the Company's share of loss in Ekwan Technology of $27,379.

The Company has no employees except for the president and promoter of the Company.

The Company spent no money on exploration expenditures during the quarter. No major expenditures are expected in the near future.

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

AUGUST 31, 2003

LIQUIDITY AND SOLVENCY (Continued)

The Company has no material contracts, no legal proceedings and no identified contingent liabilities.

As of August 31, 2003, the Company had cash and cash equivalents of $382,449.

During the period the Company had no financing activity and no stock options were issued.

Working capital at the end of the quarter was $548,822. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

Basic and diluted loss per share was $0.01 for the three months ended August 31, 2003 (2002 - $0.02).

The Company is able to meet future obligations due to the strong cash position of the Company. As of August 31, 2003, accounts payable of $35,720 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues and is seeking exploration opportunities while focusing on Ekwan.